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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )*

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(formerly known as TRAMFORD INTERNATIONAL LIMITED)
(Name of Issuer)
Common Stock and Series A Preferred Stock, par value US$0.01 per share
(Title of Class of Securities)
G84384 10 9
(CUSIP Number)
China Biotech Holdings Ltd.
5F, B&H Plaza, 27 Industry Ave.
Shekou, Shenzhen, 518067, PR China
Tel: +86 755 2688 8606
Fax: +86 755 2689 2899
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G84384 10 9

1	Names of Reporting Persons. CHINA BIOTECH HOLDINGS LIMITED I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) .N/A
(b) .N/A

3	SEC Use Only

4	Source of Funds (See Instructions)

Please see Item 3 below

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

N/A

6	Citizenship or Place of Organization

British Virgin Islands

	7	Sole Voting Power

Number of		4,282,168 shares of common stock and 1,000,000 shares of Series A preferred stock which have 25% of voting power

Shares	8	Shared Voting Power
Beneficially
Owned by		N/A

Each	9	Sole Dispositive Power
Reporting
Person		4,282,168 shares of common stock and 1,000,000 shares of Series A preferred stock which have 25% of voting power

With	10	Shared Dispositive Power

N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,282,168 shares of common stock and 1,000,000 shares of Series A preferred stock which have 25% of voting power

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13	Percent of Class Represented by Amount in Row (11)

28.53% of common stock, 100% of Series A preferred stock which have 25% of voting power

14	Type of Reporting Person (See Instructions)

IV

Item 1. Security and Issuer
This statement relates to shares of common stock, par value US$0.01 per share (the “Common Stock”) and shares of Series A preferred stock, par value US$0.01 per share (the “Preferred Stock”) of China Technology Development Group Corporation (formerly known as “Tramford International Limited”) (“CTDC”), a company incorporated under the laws of the British Virgin Islands. CTDC’s executive office is located at Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong.
Item 2. Identity and Background
This statement is filed by China Biotech Holdings Limited (“China Biotech” or the “Reporting Person”), a company incorporated under the laws of the British Virgin Islands with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The address of the principal business office of China Biotech is 5F, B&H Plaza, 27 Industry Ave. Shekou, Shenzhen, 518067, PR China
(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

(f)	Not applicable.

Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the sale and purchase agreement dated November 8, 2007, entered into by and between China Biotech Holdings Limited (“China Biotech”) and CTDC, CTDC will acquire Faster Assets Limited, a wholly owned subsidiary of China Biotech which ultimately owns a plant, together with the land use rights thereto, located at No.3, Tangyang Industrial Zone, China Merchants Zhangzhou Development Zone, China.
The total consideration is RMB 20,700,000, equal to the fair market value of the plant and the land use right as set out in an independent valuation report issued by Cushman & Wakefield Valuation Advisory Services (HK) Limited (“Final Consideration”). CTDC decides to pay the Final Consideration to China Biotech by way of the issue and allotment of 782,168 shares of common stock and 1,000,000 shares of Series A Preferred Stock. The common stock component is based on the Final Consideration divided by the average closing price of approximately $3.437 per share of common stock as quoted on Nasdaq for the last thirty trading days immediately preceding the date of execution of the term sheet covering this transaction.
Therefore, the source of funds comes from the sale of subsidiary Faster Assets Limited.
Item 4. Purpose of Transaction
CTDC is strategically positioned to be a leading player in the Chinese solar energy industry in the near future and its manufacturing site is located at Tangyang Industrial Zone, China Merchants Zhangzhou Development Zone, China. By acquiring Faster Assets Limited, CTDC intends to own a plant, together with the land use rights thereto, for its expansion in the future. By increasing shareholding in CTDC, China Biotech intends to provide more products and solutions to renewable energy industry in China.
Except as may be provided herein or disclosed in the Sale and Purchase Agreement to be filed as exhibit herewith, the Reporting Person does not have any other plans or proposals which would result in: (i) the acquisition by any person of additional securities in CTDC; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of CTDC or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of CTDC or any of its subsidiaries; (vi) any change in the present board of directors or management of CTDC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of CTDC; (vi) any other material change in CTDC’s corporate structure, (vii) any changes in CTDC’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of CTDC by any person; (viii) causing a class of securities of CTDC to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of CTDC to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
(a)	China Biotech, as of December 10, 2007, is the beneficial owner of 4,282,168 shares of Common Stock and 1,000,000 shares of Preferred Stock. The 4,282,168 shares represent approximately 28.53% of the Common Stock based on 15,008,665 shares of Common Stock outstanding as of December 10, 2007. The 1,000,000 shares represent 100% of the Series A Preferred Stock based on 1,000,000 shares of Series A Preferred Stock outstanding as of December 10, 2007.

(b)	China Biotech, as of December 10, 2007, has sole investment and holding power of 4,282,168 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock which have 25% of voting power.

(c)	To the knowledge of China Biotech on the date hereof, except to the extent set forth herein or in the Exhibits herewith, China Biotech did not have any transaction in the class of securities reported during the past sixty days.

(d)	To the knowledge of the Reporting Person, no other person is known to have the right to direct the receipt of dividends from, as the proceeds from the sale of the shares owned by the Reporting Person.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibits herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by CTDC, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
Exhibit 1 - Sale and Purchase Agreement dated November 8, 2007 (“SPA”)
Exhibit 2 - Memorandum of Completion of SPA dated December 10, 2007

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 20, 2007
Signature /s/ Lu Zhenwei
Name/Title: Lu Zhenwei / Director
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)